

April 8, 2011

Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

     Re: Photronics, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2010
            Filed January 14, 2011
            File No. 000-15451

Dear Mr. Smith:

     We have reviewed your response dated April 1, 2011 and filing and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Financial Statements
Note 14. Income Taxes, page 55

1.   Please reconcile the amounts provided in your response to prior comment 3 to your disclosures regarding undistributed earnings of foreign subsidiaries in your 2009 and 2008 Forms 10-K.

     You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                     Sincerely,

                     /s/ Martin James

                     Martin James
                     Senior Assistant Chief Accountant